March 18, 2026

Via EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Nicholas O’Leary

Re:
Stereotaxis, Inc.
Registration Statement on Form S-3
Filed March 13, 2026
(Commission File No. 333-294288)

Dear Sir or Madam:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Stereotaxis, Inc. (the “Company”) hereby requests that the Registration Statement referred to above be declared effective on Friday, March 20, 2026 at 4:00 p.m. E.T. or as soon thereafter as shall be practicable.

Very truly yours,

/s/ Kimberly R. Peery
By:	Kimberly R. Peery
Chief Financial Officer

cc:	Patricia S. Williams, General Counsel and Corporate Secretary
Robert J. Endicott, Esq.
Bryan Cave Leighton Paisner LLP